Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Baosheng Media Group Holdings Limited on Form F-3 (File No. 333-273720) of our report dated April 29, 2025, with respect to the consolidated balance sheet of Baosheng Media Group Holdings Limited and its subsidiaries as of December 31, 2024 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, which report is included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. We were dismissed as auditors on July 25, 2025 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements included in such Annual Report for the periods after the date of our dismissal.

/s/ YCM CPA INC.

PCAOB ID 6781

Irvine, California

April 30, 2026